UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number: 001-40589

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NorthEast Community Bank Employees’ Savings & Profit Sharing Plan and Trust

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NorthEast Community Bancorp, Inc.

325 Hamilton Avenue

White Plains, New York 10601

REQUIRED INFORMATION

1.       Financial Statements.

2.       Supplemental Schedule.

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) at December 31, 2022

3.       Exhibits.

Exhibit 23.1: Consent of S.R. Snodgrass, P.C.

Exhibit 23.2: Consent of Caron & Bletzer, PLLC

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

NORTHEAST COMMUNITY BANK EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST

_______________________

FINANCIAL STATEMENTS

December 31, 2022 and 2021 and

For the Year Ended December 31, 2022

NORTHEAST COMMUNITY BANK EMPLOYEES’

SAVINGS & PROFIT SHARING PLAN AND TRUST

CONTENTS

_______________________

Certain supplemental schedules have been omitted because they are either not required or not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of the NorthEast Community Bank Audit Committee, the Plan Administrator of the NorthEast Community Bank Employees’ Savings & Profit-Sharing Plan and Trust, and Plan Participants:

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the NorthEast Community Bank Employees’ Savings & Profit-Sharing Plan and Trust (the “Plan”) as of December 31, 2022; the related statement of changes in net assets available for benefits for the year then ended; and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan, in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule, Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2022, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ S.R. Snodgrass, P.C.

We have served as the Plan’s auditor since 2023

Cranberry Township, Pennsylvania

June 23, 2023

Report of Independent Registered Public Accounting Firm

To the Members of the NorthEast Community Bank Audit Committee, the Plan Administrator of the NorthEast Community Bank Employees’ Savings & Profit Sharing Plan and Trust and Plan Participants:

Opinion on the Financial Statements

We have audited the accompanying Statement of Net Assets Available for Benefits of the NorthEast Community Bank Employees’ Savings & Profit Sharing Plan and Trust (the Plan) as of December 31, 2021. In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Caron & Bletzer, PLLC

Kingston, NH

June 24, 2022

NORTHEAST COMMUNITY BANK EMPLOYEES’

SAVINGS & PROFIT SHARING PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2022, and 2021

_______________________

	2022	2021
Investments, at fair value:
Northeast Community Bancorp, Inc. Stock	$2,076,484	$1,056,350
Common collective trust	1,192,493	980,172
Mutual funds	9,954,278	12,450,976

Total investments	13,223,255	14,487,498

Receivables:
Contributions receivable	20,741	-
Notes receivable from participants	214,066	256,401

Total assets	13,458,062	14,743,899

Liabilities:
Prepaid contributions	-	33,865

Net assets available for benefits	$13,458,062	$14,710,034

The accompanying notes are an integral

part of the financial statements.

NORTHEAST COMMUNITY BANK EMPLOYEES’

SAVINGS & PROFIT SHARING PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2022

_______________________

2022
Additions
Dividend and interest income	$672,435
672,435
Contributions:
Participant contributions	901,196
Rollover contributions	334,373
1,235,569

Total additions	1,908,004

Deductions
Net depreciation in fair value of investments	2,353,030
Benefits paid to participants	798,225
Administrative expenses	8,721

Total deductions	3,159,976

Net decrease	(1,251,972)

Net assets available for benefits:
Beginning of year	14,710,034

End of year	$13,458,062

The accompanying notes are an integral

part of the financial statements.

NORTHEAST COMMUNITY BANK EMPLOYEES’

SAVINGS & PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

_______________________

A.       Plan Description:

The following description of the NorthEast Community Bank Employees’ Savings & Profit Sharing Plan and Trust (the “Plan”) provides only general information. Participants should refer to the plan document for more detailed information.

General

The Plan is a defined contribution plan sponsored by NorthEast Community Bank (the “Company”) covering substantially all employees who have attained 18 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

Participants may contribute up to 60% of their gross compensation, as defined in the Plan, on a pre-tax basis or on an after-tax (“Roth”) basis, subject to Internal Revenue Code (“IRC”) limitations. Participants who are at least age 50 may make an additional pretax "catch-up" contribution subject to IRC limitations. The Plan provides for automatic enrollment in the amount of 3% of compensation for new employees who do not opt out. Participants who are automatically enrolled are also automatically increased by 1% annually up to 5%. Participants may also contribute funds from another qualified retirement plan (“rollover contributions”), subject to certain requirements.

The Company may make discretionary non-elective contributions. Participants must work at least 1,000 hours during the plan year and be employed on the last day of the plan year to be eligible for discretionary non-elective contributions. No discretionary non-elective contributions were made during 2022.

Participant Accounts

Each participant’s account is credited or charged with contributions, investment income, and administrative expenses. Investment income, including realized and unrealized gains and losses, and expenses are allocated to participant’s accounts based on each participant’s account balance within each fund. Participants determine the percentage in which contributions are to be invested in each fund, except for investments in the Company Stock which were not open to new investments until June 1, 2022. The Plan unfroze the Company Stock at the market close on June 1, 2022, and participants can direct new contributions or move money into this investment option. Participants may change their investment options as set forth in the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

NORTHEAST COMMUNITY BANK EMPLOYEES’

SAVINGS & PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

_______________________

Vesting

Participants are fully vested in that portion of their account which represents their contributions and the income earned thereon. Participants become 100% vested in the Company’s contributions and earnings thereon upon death, total and permanent disability, or attainment of normal retirement age. Otherwise, a participant’s interest in the Company’s contributions and earnings thereon vests according to the following:

Completed Years of Service	Percent Vested
1 year	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 years	100%

Forfeitures

When certain terminations of participation in the Plan occur, the nonvested portion of a participant’s account represents a forfeiture, as defined by the Plan. If a forfeiting participant is re-employed and fulfills certain requirements, as set forth in the Plan, the participant’s account will be restored. Forfeitures can be used to reduce administrative expenses or to reduce employer contributions. No forfeitures were used to pay for administrative expenses or to reduce employer contributions during 2022. Total unapplied forfeitures on December 31, 2022 and 2021 were $2,431 and $1,842, respectively.

Payment of Benefits

Benefits may be distributed to participants upon termination of employment by reason of retirement, disability, death, or other separation from service. Distributions from the Plan may be made in the form of a lump sum or annuity.

A participant may also request a withdrawal upon attainment of age 59 ½ or upon demonstration by the participant to the plan administrator that the participant is suffering from “hardship”, as defined in the plan document. A participant may also take a distribution from their rollover account balance at any time.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant's account. Loans must bear a reasonable rate of interest. All loans must be repaid within five years unless the proceeds are used to acquire a principal residence, in which case a longer repayment period is allowed. No more than two loans may be outstanding at any time. Principal and interest is generally paid ratably through payroll deductions each pay period.

NORTHEAST COMMUNITY BANK EMPLOYEES’

SAVINGS & PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

_______________________

B.	Summary of Significant Accounting Policies:

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. See Note C for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2022 or 2021. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Payment of Benefits

Benefits are recorded when paid.

Plan Expenses

Expenses that are paid by the Company are excluded from these financial statements. The majority of expenses incurred in the administration of the Plan are paid by the Company. Remaining expenses are paid by the Plan.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NORTHEAST COMMUNITY BANK EMPLOYEES’

SAVINGS & PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

_______________________

C.       FAIR VALUE MEASUREMENTS:

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the assets or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used by the Plan:

Northeast Community Bancorp, Inc. Stock – At December 31, 2022 and 2021, valued at the daily closing price as publicly traded on the market.

Mutual funds – At December 31, 2022 and 2021, valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common collective trust – At December 31, 2022 and 2021, valued at the net asset value of units of a collective trust. The net asset value, as provided by the fund manager, is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value.

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31:

NORTHEAST COMMUNITY BANK EMPLOYEES’

SAVINGS & PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

_______________________

	2022
	Total	Level 1	Level 2	Level 3
Northeast Community Bancorp, Inc. Stock	$2,076,484	$2,076,484	$—	$—
Mutual funds	9,954,278	9,954,278	—	—

Total investments in the fair value hierarchy	12,030,762	$12,030,762	$—	$—

Investments measured at net asset value (1):
Common collective trust	1,192,493

Investment at fair value	$13,223,255

	2021
	Total	Level 1	Level 2	Level 3
Northeast Community Bancorp, Inc. Stock	$1,056,350	$1,056,350	$—	$—
Mutual funds	12,450,976	12,450,976	—	—

Total investments in the fair value hierarchy	13,507,326	$13,507,326	$—	$—

Investments measured at net asset value (1):
Common collective trust	980,172

Investment at fair value	$14,487,498

(1)	In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

Redemptions of the common collective trust held by the Plan are allowed daily for participants; however, the Plan is subject to a twelve-month redemption notice period. There are no unfunded commitments.

There were no transfers in or out of the level 3 investment during 2022. During 2021, the Northeast Community Bancorp, Inc. stock was transferred from level 3 investment to level 1 investment due to the Company’s second-step conversion completed in July 2021. There were no other transfers in or out of the level 3 investment during the year.

D.       Tax Status:

The Plan has adopted the volume submitter profit sharing plan document of FMR LLC. The volume submitter sponsor received a favorable opinion letter dated June 30, 2020 in which the IRS stated that the form of the volume submitter plan was in compliance with the applicable requirements of the IRC. The plan administrator believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC, and that the related trust is therefore tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NORTHEAST COMMUNITY BANK EMPLOYEES’

SAVINGS & PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

_______________________

E.        PARTIES-IN-INTEREST:

Section 3(14) of ERISA defines a party-in-interest to include, among others, fiduciaries or employees of the Plan, any person who provides services to the Plan or an employer whose employees are covered by the Plan. Accordingly, loans to participants and the management of investments held by the trustee are considered party-in-interest transactions.

The Plan holds 139,156 and 94,887 shares of the Company Common Stock at December 31, 2022 and 2021, respectively. The total fair market value of the shares was $2,076,484 and $1,056,350 at December 31, 2022, and 2021, respectively. During the year ended December 31, 2022, the Plan purchased the Company Stock shares in the amount of $64,326, sold shares in the amount of $37,977. Of the shares purchased, $44,768 were reinvested as dividends, and of the shares sold, $37,977 was distributed to participants.

Certain administrative costs and legal and accounts fees are paid by the Plan Sponsor. In 2022, these fees totaled $14,000.

F.	Plan Termination:

Although the Plan was established with the intention that it will continue indefinitely, the Company retains the right to discontinue its contributions at any time or to terminate the Plan, subject to the provisions of ERISA.

G.       CONTRIBUTIONS RECEIVABLE:

Participant contributions from the last pay date of the 2022 plan year were contributed to the Plan on January 5, 2023. This contribution, $20,741, has been recorded as a contribution receivable as of December 31, 2022. There were no contribution receivables as of December 31, 2021.

H.       PREPAID CONTRIBUTIONS:

Participant contributions from the first pay date of the 2022 plan year were contributed to the Plan on December 30, 2021. This contribution, $33,865, has been recorded as a prepaid contribution as of December 31, 2021. There were no prepaid contributions as of December 31, 2022.

NORTHEAST COMMUNITY BANK EMPLOYEES’

SAVINGS & PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

_______________________

I.	Risks and uncertainties:

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Market risks include global events which could impact the value of investment securities. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

As of December 31, 2022, the Plan had investments of $2,076,484 and $1,749,440 that were concentrated in Northeast Community Bancorp, Inc. stock and Fidelity 500 Index mutual fund, respectively.

J.	SUBSEQUENT EVENTS:

The Plan has evaluated all events or transactions through the date of this filing. During this period, there were no material subsequent events which affected the Plan’s financial statements.

NORTHEAST COMMUNITY BANK EMPLOYEES’

SAVINGS & PROFIT SHARING PLAN AND TRUST

EIN: 13-0736530

pLAN NUMBER: 002

sCHEDULE h, lINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

dECEMBER 31, 2022

_______________________

(a)	(b)	(c)	(d)	(e)
		Description of investment including
	Identity of issue, borrower,	maturity date, rate of interest,
	lessor or similar party	collateral, par of maturity value	Cost	Current value
*	NORTHEAST COMMUNITY BANCORP, INC. STOCK	Common stock	**	$2,076,484
*	FIDELITY MANAGED INCOME PORTFOLIO	Common collective trust	**	1,192,493
	PIMCO TOTAL RETURN ADM	Mutual fund	**	213,626
	INVESCO EM ALL CAP A	Mutual fund	**	122,352
	T. ROWE PRICE EQUITY INC ADV	Mutual fund	**	638,489
	T. ROWE PRICE SM CAP VAL ADV	Mutual fund	**	100,608
	OAKMARK EQ & INC INV	Mutual fund	**	14,503
*	FIDELITY SELECT HEALTHCARE	Mutual fund	**	69,919
*	FIDELITY SELECT TECHNOLOGY	Mutual fund	**	204,547
*	FIDELITY SELECT UTILITIES	Mutual fund	**	66,431
*	FIDELITY SELECT FINANCIAL	Mutual fund	**	31,259
*	FIDELITY REAL ESTATE INVS	Mutual fund	**	171,182
*	FIDELITY INTERNATIONAL DISCOVERY	Mutual fund	**	215,743
*	FIDELITY CAPITAL APPREC	Mutual fund	**	1,265,044
*	FIDELITY BLUE CHIP GR	Mutual fund	**	359,537
*	FIDELITY LOW PRICED STOCK	Mutual fund	**	22,082
*	FIDELITY DIVIDEND GR	Mutual fund	**	723,427
*	FIDELITY FREEDOM INCOME	Mutual fund	**	39,077
*	FIDELITY FREEDOM 2010	Mutual fund	**	22,649
*	FIDELITY FREEDOM 2020	Mutual fund	**	231,936
*	FIDELITY FREEDOM 2030	Mutual fund	**	506,521
*	FIDELITY HIGH INCOME	Mutual fund	**	43,404
*	FIDELITY NATURAL RES	Mutual fund	**	266,504
*	FIDELITY SELECT INDUSTRIALS	Mutual fund	**	17,535
*	FIDELITY SELECT CONS DISCR	Mutual fund	**	19,929
*	FIDELITY FREEDOM 2040	Mutual fund	**	583,056
*	FIDELITY FREEDOM 2005	Mutual fund	**	87,619
*	FIDELITY FREEDOM 2015	Mutual fund	**	192,986
*	FIDELITY FREEDOM 2025	Mutual fund	**	135,603
*	FIDELITY FREEDOM 2035	Mutual fund	**	167,572
*	FIDELITY FREEDOM 2045	Mutual fund	**	172,498
*	FIDELITY FREEDOM 2050	Mutual fund	**	438,601
*	FIDELITY US BOND IDX	Mutual fund	**	335,503
*	FIDELITY 500 INDEX	Mutual fund	**	1,749,440
*	FIDELITY FREEDOM 2055	Mutual fund	**	263,649
*	FIDELITY INTERNATIONAL INDEX	Mutual fund	**	253,503
*	FIDELITY EXTD MKT IDX	Mutual fund	**	9,565
*	FIDELITY STOCK SELECT MID CAP	Mutual fund	**	149,088
*	FIDELITY FREEDOM 2060	Mutual fund	**	48,256
*	FIDELITY FREEDOM 2065	Mutual fund	**	1,035

	Total investments on the statement of net assets available for benefits			13,223,255
*	Participation Loans	(3.25% - 6.25%)	-	214,066
	Total investments on the Form 5500			$13,437,321

	** Cost omitted for participant directed investments.
	* Denotes party-in-interest to the Plan

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 23, 2023

NORTHEAST COMMUNITY BANK EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST

By:	/s/ Donald S. Hom
Name:	Donald S. Hom
Title:	Executive Vice President and Chief Financial Officer
(Principal Financial and Chief Accounting Officer)

EXHIBIT INDEX

Exhibit No.	Description of the Exhibit

23.1	Consent of S.R. Snodgrass, P.C.

23.2	Consent of Caron & Bletzer, PLLC